EXHIBIT 99.3

Chunghwa Telecom announces its operating results for October 2015

Date of events: 2015/11/10

Contents:

1.	Date of occurrence of the event: 2015/11/10

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter ”head office” or ”subsidiaries”): head office

4.	Reciprocal shareholding ratios: N.A.

5.	Name of the reporting media: N.A.

6.	Content of the report: N.A.

7.	Cause of occurrence: Chunghwa Telecom’s consolidated revenue for October 2015 was NT$20.35 billion, a 6.9% increase year-over-year. Operating income was NT$3.86 billion and pretax income was NT$3.91 billion. Net income attributable to stockholders of the parent company was NT$3.20 billion and EPS was NT$0.41, growing by 8.8% year-over-year. Accumulated till the end of October, total revenue was NT$189.93 billion, a 2.1% increase year-over-year. Operating income and pretax income were NT$42.88 billion and NT$44.21 billion, respectively. Net income attributable to stockholders of the parent company was NT$36.56 billion and EPS was NT$4.71, growing by 9.2% year-over-year. Additionally, accumulated pretax income and EPS both remarkably exceeded the full year guidance of 2015 on pro rata basis. In October, mobile communications business revenue increased year-over-year, mainly attributed to the mobile value-added service revenue increase driven by the growth of 4G and mobile internet subscriber base. Smart devices sales increased year over year driven by the launch of iPhone 6s. Broadband access revenue and HiNet ISP revenue also increased year-over-year, respectively. ICT project revenue also increased significantly. Operating costs and expenses in October increased year-over-year mainly attributable the increase in cost of goods sold and ICT project costs year-over-year.

8.	Countermeasures: None

9.	Any other matters that need to be specified: None